Exhibit 99.1

High Tide to Acquire Regina Retail Portfolio, Strengthens Presence in Saskatchewan

CALGARY, AB, July 13, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FRA: 2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that it has entered into a share purchase agreement (the "Agreement") with the shareholders of 102105699 Saskatchewan Ltd. (the "Corporation"), pursuant to which High Tide will acquire all issued and outstanding shares of the Corporation for C$2,900,000 (the "Transaction"). As a result of the Transaction, High Tide will acquire a portfolio of six (6) retail cannabis locations in Regina, Saskatchewan, out of which one is operational and five are in various stages of construction and development and are all expected to be operational by the end of 2021.

High Tide Inc. - July 13, 2021

"I am excited that we are adding these six new locations which will bring High Tide's total retail footprint in Saskatchewan to ten stores upon completion and solidify our position as a leading cannabis retailer in the province," said Raj Grover, High Tide's President & Chief Executive Officer.  "Furthermore, within the City of Regina, there are currently only 13 operating retail cannabis stores of which one will be ours, with five more to come shortly.  This transaction is especially beneficial to High Tide because retail cannabis margins in Saskatchewan are higher than the Canadian average, and new licenses are difficult to come by given various municipal zoning restrictions in Regina," added Mr. Grover.

TRANSACTION DETAILS

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of required TSX Venture Exchange ("TSXV") approval, Saskatchewan Liquor and Gaming Authority approval, and other customary conditions of closing, and is expected to close within 30 days. Pursuant to the terms of the Transaction, High Tide will purchase 100% of the issued and outstanding shares of the Corporation. The consideration for the 100% of the Corporation being acquired will be comprised of: (i) C$2,150,000 (the "Share Consideration") in common shares of High Tide ("High Tide Shares") on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on the TSXV for the 10 consecutive trading days preceding closing of the Transaction ("Closing"); and (ii) C$750,000 in cash (collectively with the Share Consideration, the "Consideration").  The cash portion of the transaction will be funded entirely with cash on hand.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBITDA,1 with 89 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com and Dailyhighclub.com, and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB). Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe",  "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to the potential effects of the Transaction on the business of High Tide and statements with respect to High Tide's ability to close the Transaction. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores, High Tide's ability to close the Transaction, and other risks. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Readers are further cautioned that the assumptions used in the preparation of such forward-looking statements (including, but not limited to, the assumption that (i) High Tide's financial condition and development plans do not change as a result of unforeseen events, (ii) there will continue to be a demand, and market opportunity, for High Tide's product offerings; (iii) current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities, although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

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1 Adjusted EBITDA is a non-IFRS financial measure.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: High Tide Inc., Omar Khan, Senior Vice President, Corporate and Public Affairs, omar@hightideinc.com, Tel. 1 (647) 985-4401; Investor Inquiries: High Tide Inc., Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 13-JUL-21